SembCorp Industries

Co Regn No: 199802418D

RECEIVED
2005 JAN 24 A 10:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 825109

29 December 2004



Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully



Linda Hoon Siew Kin
Group Company Secretary

PROCESSED
JAN 25 2005
FINANCIAL



Enc

C:jesstan/MasnetAnn/SECltr

Print this page

Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Linda Hoon Siew Kin
Designation *	Group Company Secretary
Date & Time of Broadcast	29-Dec-2004 17:31:02
Announcement No.	00023

>> Announcement Details

The details of the announcement start here ...



Announcement Title *	DISPOSAL OF ENTIRE SHAREHOLDING IN SICHUAN HUAYANG GARDEN CITY HOTEL CO., LTD
Description	
Attachments:	SichuanHuayang.pdf Total size = **7K** (2048K size limit recommended)

Close Window


SembCorp
Industries

December 29, 2004

SEMBCORP INDUSTRIES LTD

DISPOSAL OF ENTIRE SHAREHOLDING IN SICHUAN HUAYANG GARDEN CITY HOTEL CO., LTD

SembCorp Industries refers to its announcement dated December 28, 2004 in relation to the disposal of its entire 51% shareholding in Sichuan Huayang Garden City Hotel Co., Ltd ("SHGC") for a total consideration of RMB15 million.

We would like to clarify that the consideration was arrived at on a willing buyer willing seller basis taking into account the Net Tangible Asset of SHGC as well as shareholder's loans extended amounting to U$1.36 million.

By Order of the Board

Linda Hoon Siew Kin
Group Company Secretary

29 December 2004



SembCorp Industries

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

28 December 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully



Linda Hoon Siew Kin
Group Company Secretary

Enc

C:jesstan/MasnetAnn/SECltr

SembCorp Industries Ltd 30 Hill Street #05-04 Singapore 179360
Tel: (65) 6723 3113 Fax: (65) 6822 3254 Website: http://www.sembcorp.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Linda Hoon Siew Kin
Designation *	Group Company Secretary
Date & Time of Broadcast	28-Dec-2004 17:08:26
Announcement No.	00016

>> Announcement Details

The details of the announcement start here ...

Announcement Title * DISPOSAL OF ENTIRE SHAREHOLDING IN SICHUAN HUAYANG GARDEN CITY HOTEL CO., LTD

Description

DISPOSAL OF ENTIRE SHAREHOLDING IN SICHUAN HUAYANG GARDEN CITY HOTEL CO., LTD

SembCorp Industries wishes to announce that its wholly owned subsidiary, Singapore Technologies Industrial Corporation Ltd, has disposed of its entire 51% shareholding in Sichuan Huayang Garden City Hotel Co., Ltd ("SHGC") for a total consideration of RMB15 million. The consideration was arrived at on a willing buyer willing seller basis. The Net Tangible Asset of SHGC was RMB 6.4 million as at November 30, 2004 (approximately S$ 1.3 million).

Approval from the Ministry of Commerce, People's Republic of China has been obtained on December 24, 2004 and the disposal is subject to receipt of the purchase consideration.

The disposal does not have any material impact on SembCorp Industries' earnings per share and net tangible asset per share.

By Order of the Board

Linda Hoon Siew Kin
Group Company Secretary

28 December 2004

Attachments:

Total size = **0**
(2048K size limit recommended)

Close Window

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Linda Hoon Siew Kin
Designation *	Group Company Secretary
Date & Time of Broadcast	28-Dec-2004 17:06:43
Announcement No.	00014

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SembCorp Engineers & Constructors wins US$67 million contract in Indonesia
Description	
Attachments:	Tambora-SEC281204.pdf Total size = **15K** (2048K size limit recommended)

Close Window


SembCorp Engineers
and Constructors

SembCorp Engineers & Constructors wins US$67 million contract in Indonesia

- EPSC contract is for new gathering and testing satellites at the Tambora gas field in East Kalimantan

28 December, 2004 – A subsidiary of SembCorp Engineers & Constructors (SembE&C) has been awarded a US$67 million contract for new gathering and testing satellites in the Tambora gas field at East Kalimantan, Indonesia.

PT Sempec was awarded the contract by Total E&P Indonesia, which is boosting its production capabilities at the gas field. Total E&P Indonesia is the Indonesian arm of the French oil giant TOTAL S.A.

Under the contract, PT Sempec will provide engineering, procurement, supply and construction (EPSC) services for three new gathering and testing satellites (GTS) and four remote wellhead platforms. PT Sempec will also provide modifications to the Tambora gas field's two existing GTSs. A GTS is used to collect, test and transport gas from remotely located gas wells, known as wellhead platforms, to facilities where the gas will be further treated.

Work on the project commenced earlier this month, and is expected to be completed within 17 months.

This contract does not have any material impact on SembCorp Industries' earnings per share for the financial year 2004.

About SembCorp Engineers and Constructors

SembCorp Engineers & Constructors (SembE&C) is the largest engineering and construction group in Southeast Asia, with core capabilities in process engineering and design, civil engineering and building construction.

With experience in 35 countries, including China, India, Mexico, Middle East, Southeast Asia and the United Kingdom, SembE&C has achieved a strong reputation for its ability in delivering state of the art construction methods and more importantly successfully completing the project on time and within budget. SembE&C employs more than 1200 employees worldwide.

Media Contact:
Michelle Ng
Group Corporate Relations
SembCorp Industries
Tel: +65 6723 3153
Fax: +65 6822 3240
Email: michelle.ng@sembcorp.com.sg